Exhibit 1.3

Investor Relations Monish Bahl CDC Corporation 678-259 8510 monishbahl@cdcsoftware.com	Media Relations Jenny Hui CDC Mobile 8610-85184499 ext. 662 huying@np.china.com

FOR IMMEDIATE RELEASE

CDC Mobile Rebounds with Organic Growth for Three Consecutive Months Since Reorganization

[Beijing, November 2, 2006] CDC Mobile, a leading provider of mobile value-added services (“MVAS”) in China and a business unit of CDC Corporation (NASDAQ: China), today provided an update of its operations after its reorganization this July.

The MVAS business of CDC Mobile achieved organic growth for 3 consecutive months since July. The revenues recorded in October, 2006 grew approximately 20-23% from the revenues recorded in July, 2006 when new regulations on MVAS providers were first implemented in China and CDC Mobile reorganized its businesses. The main reasons for the growth can be attributed to the development of innovative new products, the updating of existing products and a revamp of the marketing strategy to further segment CDC Mobile’s user base into more detailed and defined demographics allowing the company to more effectively direct the right products to specific targeted group of users.

In August, CDC Mobile won a contract from Beijing Mobile for the exclusive right to design, develop and operate “Beijing in my hand”, which features and promote hot and popular local products through the download of WAP pictures. CDC Mobile was also awarded the contract from Jiangsu Wuxi Mobile to send MMS on its behalf to its VIP customers. These contract wins further demonstrate CDC Mobile’s leadership position in the MVAS sector.

“We are very pleased with the turnaround of CDC Mobile as demonstrated by the three months of consecutive growth as well as improvements across many important operating metrics such as ARPU and operating margin, “ said Peter Yip, Chief Executive Officer of CDC Corporation. “We continue to have tremendous confidence in China’s vast MVAS market and our vision for the long term is to be one of the leading players in the largest and fastest growing mobile market in the world. A sign of our commitment is our impending acquisition of Timeheart, another mobile value added service provider, which will provide us with complementary products and help deepen our relationship with China Mobile. I consider CDC Mobile to be one of the core businesses of the CDC family of companies and believe that its results for the past three months demonstrate that it is certainly headed in the right direction again.”

About CDC Mobile
CDC Mobile is focused on providing MVAS products to subscribers in China and is a business unit of CDC Corporation.

About CDC Corporation
The CDC family of companies includes CDC Software focused on enterprise software applications and services, CDC Mobile focused on mobile applications, CDC Games focused on online games, and China.com focused on portals for the greater China markets. For more information about CDC Corporation (NASDAQ: CHINA), please visit www.cdccorporation.net.

About CDC Software
CDC Software, The Customer-Driven Company™, is a provider of comprehensive enterprise software applications and services designed to help businesses thrive and become customer-driven market leaders. The company’s industry-specific solutions are used by more than 5,000 customers worldwide within the manufacturing, financial services, health care, home building, real estate, and wholesale and retail distribution industries. CDC Software’s product suite includes Pivotal CRM (customer relationship management), c360 CRM add-on products, industry solutions and development tools for the Microsoft Dynamics CRM platform, Ross ERP (enterprise resource planning) and SCM (supply chain management), IMI warehouse management and order management, Platinum China HR (human resource) and business analytics solutions. CDC Software is ranked number 18 on the Manufacturing Business Technology 2006 Global 100 List of Enterprise and Supply Chain Management Application vendors. For more information, please visit www.cdcsoftware.com.

About CDC Games
CDC Games Limited is focused on building a diversified mix of online game assets and strategic alliances and is a business unit of CDC Corporation. CDC Games is one of the market leaders of online and mobile games in China with over 37 million registered users.

About China.com Inc
China.com Inc. (stock code: 8006; website: www.inc.china.com), a leading online game, Mobile Value Added Services (MVAS), and Internet services company operating principally in China, and a 77%-owned subsidiary of CDC Corporation (formerly chinadotcom corporation) (NASDAQ: CHINA; website: www.cdccorporation.net), was listed on the GEM of the Stock Exchange of Hong Kong Limited on March 9, 2000. In December 2000, China.com Inc. was admitted as a constituent stock of the Hang Seng IT and IT Portfolio Indices.

Cautionary Note Regarding Forward-Looking Statements
This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding expected revenues for the MVAS business and other statements that are not historical fact, the achievement of which involve risks, uncertainties and assumptions. If any such risks or uncertainties materialize or if any of the assumptions proves incorrect, our results could differ materially from the results expressed or implied by the forward-looking statements we make. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, including the following: (a) the ability to realize strategic objectives by taking advantage of market opportunities in targeted geographic markets; (b) the ability to make changes in business strategy, development plans and product offerings to respond to the needs of current, new and potential customers, suppliers and strategic partners; (c) the effects of restructurings and rationalization of operations; (d) the ability to address technological changes and developments including the development and enhancement of products; (e) the ability to develop and market successful Advanced Mobile Products; and (f) the entry of new competitors and their technological advances. Further information on risks or other factors that could cause results to differ is detailed in filings or submissions with the United States Securities and Exchange Commission made by CDC Corporation in its Annual Report for the year ended December 31, 2005 on Form 20-F filed on June 21, 2006. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise.